Skycorp Solar Group Ltd

September 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Mara Ransom
Blaise Rhodes
Suying Li

Re:	Skycorp Solar Group Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 2, 2024
CIK No. 0002001288

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated July 26, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.1 to Draft Registration Statement on Form F-1 submitted on July 2, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for submission with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 2, 2024

About This Prospectus

Conventions that Apply to This Prospectus, page i

1.	We note your response to prior comment 3 and reissue. Please revise your definition of Hong Kong, or state clearly in an appropriate discussion of legal and operational risks, that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. We note your statement that your Hong Kong subsidiary, GreenHash Limited, a Hong Kong entity within your corporate structure, does not currently have any business operations.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and page 29 of the DRS/A to clarify that our Hong Kong subsidiary, GreenHash Limited, is an intermediate holding company with no business operation, and updated the risk factors to reflect that while GreenHash Limited currently does not engage in any business activities, however, it may be subject to the legal and operational risks associated with PRC laws and regulations. These risks include the potential applicability of PRC laws regarding privacy, data security, cybersecurity, and data protection, which are continuously evolving and may impact our operations in Hong Kong.

Risk Factors

Risks Related to Doing Business in China

We may not be able to adequately protect and maintain our intellectual property., page 32

2.	To the extent applicable, please revert to disclose the last sentence of this risk factor previously disclosed (i.e., “Enforcement of judgements in China is uncertain and even if we are successful in such litigation, it may not provide us with an effective remedy.”). We note the volume and significance of patents, trademarks, copy rights, and a domain name associated with your business.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have reverted to disclose the sentence, “Enforcement of judgments in China is uncertain and even if we are successful in such litigation, it may not provide us with an effective remedy” on page 32 of the DRS/A, as part of the relevant risk factor.

Capitalization, page 45

3.	Please revise the table to include debt as part of total capitalization. Refer to Item 4 of Form F-1 and Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the capitalization chart on page 46 of the DRS/A as required.

Enforceability of Civil Liabilities, page 48

4.	We note your response to prior comment 12 and reissue in part. Please revise your disclosure in this section to similarly reflect your Risk Factor disclosure stating that all of your senior executive officers are located in the PRC. Additionally, identify the relevant individuals by name. Further, please revise your disclosure here and in the relevant risk factor on page 26 to restore the statement that it may be “difficult” for a shareholder to effect service of process, rather than simply “inconvenient.”

Response: In response to the Staff’s comment, we have revised our disclosure on pages 26 and 51 of the DRS/A to reflect that all of our senior executive officers, Mr. Weiqi Huang, Mr. Yongheng Xin, Mr. Jiye He, Mr. Gaokui Zhang, and Mr. Xufeng Lu, are located in the PRC. Additionally, we have restored the statement to indicate that it may be “difficult” for a shareholder to effect service of process. We have also included a similar disclosure as the risk factor on page 51, as requested.

Related Party Transactions

Due to Related Parties, page 109

5.	We note your response to prior comment 24. Please revise to disclose the nature and purpose of the transactions made in this section. In this regard, by way of example, we note that you previously disclosed that the loan received from Gaokui Zhang was for “exp[a]nding the HPC business.” Please restore or provide disclosure as appropriate.

Response: In response to the Staff’s comment, we have disclosed the nature and purpose of the transactions made in the section “Due to Related Parties” on page 117 of the DRS/A.

Financial Statements, page F-1

6.	Please update your financial statements and related information to include the interim period ended March 31, 2024 as required by Item 8.A.5 of Form 20-F or tell us why it is not necessary to do so.

Response: In response to the Staff’s comments, we provided updated unaudited interim condensed financial statements and related disclosures in the Registration Statement as required by Item 8.A.5 of Form 20-F.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

(t) Segment Reporting, page F-15

7.	We note your statement in the first paragraph that you are organized in two operating segments and your statement in the second paragraph that you operate in three operating segments. Please revise for consistency. Please also describe your business operations grouped in “Others” column in Note 22 on page F-27.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-12 of the DRS/A to resolve the inconsistency and deleted the “Others” column on page F-24 of the DRS/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Weiqi Huang
Weiqi Huang, Chief Executive Officer

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